Exhibit 99.1

Date: February 27, 2014	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To:	Toronto Stock Exchange
New York Stock Exchange (NYSE)
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial and Consumer Affairs Authority – Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Prince Edward Island Office of the Superintendent of Securities
New Brunswick Financial and Consumer Services Commission

Subject: PEMBINA PIPELINE CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	March 24, 2014
Record Date for Voting (if applicable) :	March 24, 2014
Beneficial Ownership Determination Date :	March 24, 2014
Meeting Date :	May 09, 2014
Meeting Location (if available) :	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	706327103	CA7063271034

Sincerely,

Computershare
Agent for PEMBINA PIPELINE CORPORATION